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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                   FORM 8-A/A
                                AMENDMENT NO. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               THOMAS GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


         DELAWARE                                      72-0843540
(STATE OF INCORPORATION)                     (IRS EMPLOYER IDENTIFICATION NO.)


          5221 N. O'CONNOR BLVD., SUITE 500, DALLAS, TEXAS         75039
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)            (ZIP CODE)


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

       TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
       TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED
       -------------------                  ------------------------------
             NONE                                        NONE

     IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO SECTION 12(b) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(c), PLEASE CHECK THE FOLLOWING BOX. [ ]

     IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO SECTION 12(g) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(d), PLEASE CHECK THE FOLLOWING BOX. [X]

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                               RIGHTS TO PURCHASE
                                  COMMON STOCK
                               ------------------
                                (TITLE OF CLASS)




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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Amendment No. 1 amends the Registrant's registration statement on Form 8-A dated July 16, 1998 (the "Registration Statement") filed in connection with the registration of the Registrant's Common Stock Purchase Rights.

     This Amendment No. 1 is being filed to amend and restate Item 1 to the Registration Statement to reflect the adoption of two amendments to the Rights Agreement between the Registrant and Harris Trust and Savings Bank. The two amendments were adopted primarily to:


     o modify the definition of those persons that would be exempt from the operation of the Rights Agreement;

     o restrict the ability of the Board of Directors to redeem the rights or amend the Rights Agreement after a person acquires 15% or more of the outstanding common stock of the Registrant, except in limited circumstances; and

     o remove provisions that allowed certain actions to be taken with respect to the Rights Agreement only by "Disinterested Directors" -- generally, those directors who are not affiliated with a person that acquires 15% or more of the outstanding common stock of the Registrant. Under the Rights Agreement, as amended, those actions may be taken by the Registrant's board of directors.

ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

     Item 1 of the Registration Statement is hereby amended and restated to read in its entirety as follows:

     On July 9, 1998, the Board of Directors of Thomas Group, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock, $0.01 par value (the "Common Stock"), to stockholders of record at the close of business on July 20, 1998. Each Right entitles the registered holder to purchase from the Company one share of Common Stock, par value $0.01 per share (the "Common Stock"), at a Purchase Price of $100.00 per share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of (1) ten (10) business days following a public announcement that a person (other than




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Dorsey R. Gardner or his affiliates) or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (2) ten (10) business days (or such later date as the Board of Directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of such outstanding shares of Common Stock. The date the Rights separate is referred to as the "Distribution Date."

     Until the Distribution Date, (1) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (2) new Common Stock certificates issued after July 9, 1998 will contain a notation incorporating the Rights Agreement by reference, and (3) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Common Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 9, 2008, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except in connection with shares of Common Stock issued or sold pursuant to the exercise of stock options under any employee plan or arrangements, or upon the exercise, conversion or exchange of securities hereafter issued by the Company, or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that (1) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and its Common Stock remains outstanding and unchanged, (2) any person shall acquire beneficial ownership of more than fifteen percent (15%) of the outstanding shares of Common Stock (except pursuant to (A) certain consolidations or mergers involving the Company or sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries or (B) an offer for all outstanding shares of Common Stock at a price and upon terms and conditions which the Board of Directors determines to be in the best interests of the Company and its stockholders) (a "Qualified Offer"), or (3) there occurs a reclassification of securities, a recapitalization of the Company or any of certain business combinations or other



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transactions (other than certain consolidations and mergers involving the
Company and sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries) involving the Company or any of its subsidiaries which has the effect of increasing by more than one percent (1%) the proportionate share of any class of the outstanding equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person (or any associate or affiliate thereof), each holder of a Right (other than the Acquiring Person and certain related parties) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The events described in this paragraph are referred to as "Flip-in Events."

     For example, at a Purchase Price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties or transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) for $100. Assuming that the Common Stock had a per share market price of $10 at such time, the holder of each valid Right would be entitled to purchase twenty shares of Common Stock for $100.

     In the event that, at any time following the Stock Acquisition Date, (1) the Company shall enter into a merger or other business combination transaction in which the Company is not the surviving corporation, (2) the Company is the surviving corporation in a consolidation, merger or similar transaction pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (3) more than 50% of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events described in this paragraph are referred to as "Flip-over Events." Flip-in Events and Flip-over Events are referred to collectively as "Triggering Events."

     The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (2) if holders of the Common Stock are granted certain rights, options or warrants to subscribe for Common Stock



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or securities convertible into Common Stock at less than the current market price of the Common Stock, or (3) upon the distribution to holders of the Common Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Common Stock) or subscription rights or warrants (other than those referred to in (2) immediately above).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional shares of Common Stock are required to be issued and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Common Stock on the trading date immediately prior to the date of exercise.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board of Directors of the Company may, without payment of the Purchase Price by the holder, exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, for shares of Common Stock at an exchange ratio of one-half (1/2) the number of shares of Common Stock for which a Right is exercisable immediately prior to the time of the Company's decision to exchange the Rights (subject to adjustment).

     At any time until the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above or in the event that the Rights are redeemed.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company at any time during the period in which the Rights are redeemable. At any time when the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Board only if such amendment does not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person); provided, however, that no amendment may cause the Rights again to become redeemable.



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     A copy of the Rights Agreement and copies of Amendments Number One and Two thereto have been filed with the Securities and Exchange Commission. A copy of the Rights Agreement, as amended, is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated herein by reference.

ITEM 2.   EXHIBITS

     Item 2 of the Registration Statement is hereby amended and restated to read in its entirety as follows:

1 Restated Rights Agreement, dated as of July 9, 1998, reflecting amendments made by Amendment Number One dated March 1, 1999 and Amendment Number Two dated August 12, 1999, by and between Thomas Group, Inc. and Harris Trust and Savings Bank, as Rights Agent, including exhibits thereto.

2 Form of Rights Certificate (attached as Exhibit 1 to the Rights Agreement filed as Exhibit 1 hereto).

                                   * * * * *



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                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         THOMAS GROUP, INC.


August 12, 1999                          By:   /s/ J. Thomas Williams
                                               ---------------------------------
                                               Name:   J. Thomas Williams
                                                       -------------------------
                                               Title:  Chief Executive Officer
                                                       -------------------------




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                                 EXHIBIT INDEX



Exhibit
Number            Description
-------           -----------

1 Restated Rights Agreement, dated as of July 9, 1998, reflecting amendments made by Amendment Number One dated
                  March 1, 1999 and Amendment Number Two dated August 12, 1999, by and between Thomas Group, Inc. and Harris Trust and Savings Bank, as Rights Agent, including exhibits thereto.

2                 Form of Rights Certificate (attached as Exhibit 1 to the Rights Agreement filed as Exhibit 1 hereto).
